UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
INR7,500,000,000
6.72 per cent. Notes due 8 February 2028
payable in United States dollars
(to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024)
Series No.:1586-01-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 19 February 2024

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of INR7,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars (Series No.: 1586-01-1) (the “Notes”) (to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).  Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 19 February 2024 (the “Pricing Supplement”), which is filed herewith.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2023, was filed under a report of the ADB dated 17 April 2023.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is Standard Chartered Bank, 1 Basinghall Avenue, London EC2V 5DD, United Kingdom.

2

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 19 February 2024, the ADB entered into a Terms Agreement, filed herewith, with Standard Chartered Bank (the “Manager”), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating INR7,500,000,000 (payable in U.S.$90,338,534.62) for an issue price of 99.9931 per cent. of the principal amount plus INR18,200,000 (payable in U.S.$ 219,221.51) on account of accrued interest for 13 days from and including 8 February 2024 to but excluding 21 February 2024 (the “Issue Date”), less a management and underwriting fee of 0.20 per cent. of the principal amount (INR15,000,000 payable in U.S.$180,677.07).  For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be INR7,502,682,500 (payable in U.S.$90,370,845.71).  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 21 February 2024.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.9931 per cent. of the principal amount of the Notes, plus INR18,200,000  (payable in U.S.$ 219,221.51) on account of accrued interest for 13 days from and including 8 February 2024 to but excluding the Issue Date.

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	99.9931%	0.20%	99.7931%
Total in INR	INR7,499,482,500	INR15,000,000	INR7,484,482,500
Total in U.S.$	U.S.$90,332,301.27	U.S.$180,677.07	U.S.$90,151,624.20

*Plus INR18,200,000 (payable in U.S.$219,221.51) on account of accrued interest for 13 days from and including 8 February 2024 to but excluding the Issue Date.

3

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount

Legal Fees	U.S.$15,000*
Listing Fees (Luxembourg)	U.S.$1,961*

*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Pricing Supplement dated 19 February 2024.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Terms Agreement dated 19 February 2024.

(d)	(i)	Information Statement dated 17 April 2023, previously filed under a report of the ADB dated 17 April 2023.

(ii)	Prospectus and Pricing Supplement (see (a) above).

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ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”). Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.:  1586-01-1

INR7,500,000,000

6.72 per cent. Notes due 8 February 2028
payable in United States dollars

(to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024)

Issue price:  99.9931 per cent. plus 13 days’ accrued interest

Manager

Standard Chartered Bank

The date of this Pricing Supplement is 19 February 2024.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of INR7,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars (the “Notes”) (to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 12 December 2023.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended.  The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement.  Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions.  Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions.  For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates.  In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		1586-01-1.

3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of India (“Indian Rupee” or “INR”).

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars (“U.S.$” or “U.S. dollars”).

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S.$.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:
INR7,500,000,000 payable in U.S.$.

The Notes will be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024.

5.	(i)	Issue Price:	99.9931 per cent. of the Aggregate Nominal Amount plus INR18,200,000 on account of accrued interest for 13 days from and including 8 February 2024 to but excluding the Issue Date.

	(ii)	Net proceeds:	INR7,502,682,500 (inclusive of accrued interest of INR18,200,000) (payable as U.S.$90,370,845.71 using the U.S.$/INR exchange rate of 83.02105).

6.	Specified Denominations (Condition 1(a)):	INR10,000, payable in U.S.$.

7.	(i) Issue Date (Condition 5(d)):	21 February 2024.

	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	8 February 2024.

8.	Maturity Date or Redemption Month (Condition 6(a)):	8 February 2028, (which may be subject to adjustment as set out under “Adjustments to Interest Payment Date and Maturity Date” in the Appendix).

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).

10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par, provided that the Final Redemption Amount shall be payable in U.S.$ determined in accordance with paragraph 23 below.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.

	(i) Rate(s) of Interest:	6.72 per cent. per annum, payable semi-annually in arrear.

(ii) Interest Payment Date(s):
8 February and 8 August of each year, commencing 8 August 2024 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention (each may be subject to adjustment as set out under “Adjustments to Interest Payment Date and Maturity Date” in the Appendix).

(iii)	Interest Period End Date(s):	8 February and 8 August of each year, commencing on 8 August 2024 up to and including the Maturity Date.

(iv)	Interest Period End Date(s) adjustment:	Unadjusted.

(v)	Business Day Convention:	Following Business Day Convention.

(vi)	Fixed Coupon Amount(s):	INR336 per Specified Denomination payable in U.S.$ on each Interest Payment Date, provided that the Fixed Coupon Amount shall be payable in U.S.$ in accordance with paragraph 16(xii) below.

(vii)	Broken Amount(s):	Not applicable.

(viii)	Relevant Financial Center:	Mumbai.

(ix)	Additional Business Center(s) (Condition 5(d)):	New York City.

(x)	Day Count Fraction (Condition 5(d)):	30E/360 (Eurobond Basis).

(xi)	Determination Date(s):	Not applicable.
(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:
The Fixed Coupon Amount will be paid on each Interest Payment Date in U.S.$ converted from INR at the applicable Reference Rate (as defined in the Appendix) on the Rate Fixing Date (as defined in the Appendix) in respect of the Interest Payment Date.

The Fixed Coupon Amount per Specified Denomination payable in U.S.$ shall be INR336 divided by the Reference Rate (as defined in the Appendix).  Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by 750,000 to arrive at the total Fixed Coupon Amount with respect to the relevant Interest Payment Date.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.

19.	Index-Linked Interest Note Provisions:	Not applicable.

20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.

22.	Put Option (Condition 6(f)):	Not applicable.

23.	Final Redemption Amount:
Aggregate Nominal Amount; provided, however, that the Final Redemption Amount will be paid in U.S.$ on the Maturity Date converted from INR at the applicable Reference Rate (as defined in the Appendix) on the relevant Rate Fixing Date (as defined in the Appendix).

The Final Redemption Amount per Specified Denomination payable in U.S.$ shall be:  INR10,000 divided by the Reference Rate (as defined in the Appendix). Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by 750,000 to arrive at the total Final Redemption Amount payable on the Maturity Date.

	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):
In the event that the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with “23. Final Redemption Amount” above plus accrued and unpaid interest, if any, as determined in accordance with “16. Fixed Rate Note Provisions (Condition 5(a))”; provided that for the purposes of such determination, the “Rate Fixing Date” shall be the date that is no later than two (2) Fixing Business Days (as defined in the Appendix) prior to the date upon which the Notes become due and payable as provided in Condition 9.

	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.

	(i)	Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii)	New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):		Not applicable.

27.
Details relating to Partly Paid Notes:  amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:
Not applicable.

28.	Details relating to Installment Notes:	Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i) If syndicated, names of Managers:	Not applicable.

	(ii) Stabilizing Manager (if any):	Not applicable.

	(iii) Commissions and Concessions:	0.20 per cent. of the Aggregate Nominal Amount payable in U.S.$.

33.	If non-syndicated, name of Dealer:	Standard Chartered Bank
34.	Additional selling restrictions:
The following paragraph shall be deemed to be set out under the heading “India” in the section entitled “Plan of Distribution” in the Prospectus:

“The Issuer’s Prospectus has not been and will not be registered, produced or published as an offer document (whether as a prospectus in respect of a public offer or information memorandum or private placement offer letter or other offering material in respect of any private placement under the Indian Companies Act, 2013 and/or the rules notified thereunder, or any other applicable Indian laws and regulations), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and the Notes have not been and will not be offered or sold to any person resident in India by means of any document, and neither the Issuer’s Prospectus nor any other offering document or material relating to the Notes have been or will  be circulated or distributed, directly or indirectly, to any person resident or to the public in India in a manner which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws and regulations.”

Operational Information

35.	(i) (ii) (iii) (iv)	ISIN: CUSIP: CINS: Other:	XS2761151112. Not applicable. Not applicable. Not applicable.

36.	Common Code:		276115111.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:		Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):		Not applicable.

39.	Delivery:		Delivery against payment.

40.	Additional Paying Agent(s) (if any):		Not applicable.

41.	Governing Law:		New York.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:		Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Use of Proceeds

The net proceeds of the issue of the Notes will be included in the ordinary capital resources of ADB which will then be allocated to a special sub-portfolio therein and tracked against the disbursements to Eligible Green Projects (as defined below). As long as the Notes are outstanding, the balance of the sub-portfolio will be reduced, at the end of each quarter, by amounts matching the disbursements made during the quarter with respect to the Eligible Green Projects. Pending such disbursement, the sub-portfolio will be invested in accordance with ADB’s liquidity policy.

Eligible green projects under ADB’s Green and Blue Bond framework (“Eligible Green Projects”) include projects funded by ADB, in whole or in part, that (i) target a reduction of greenhouse gas emissions into the atmosphere or removal of greenhouse gas emissions from the atmosphere (“Climate Change Mitigation Projects”) and/or (ii) target the reduction of the vulnerability of human or natural systems to the consequences of climate change and enhance resilience and adaptive capacity (“Climate Change Adaptation Projects”).

Examples of Climate Change Mitigation Projects would typically include, without limitation, those that fall under the following sectors:

•	Renewable energy – projects that use energy resources that can be naturally replenished (solar, wind, geothermal, and small hydro energy generation);

•	Energy efficiency – projects that deliver more energy services with the same energy input (excluding fossil fuel projects); and

•	Sustainable transport – projects that provide accessible, safe, environmentally friendly, and affordable transportation.

Examples of Climate Change Adaptation Projects would typically include, without limitation, those that fall under the following sectors:

•	Energy infrastructure resilience – projects that help improve energy security (excluding fossil fuel projects);

•	Water and other urban infrastructure and services – projects that improve water security and livelihoods of vulnerable urban populations, such as, providing urban flood protection;

•	Sustainable transport – projects that reduce the vulnerability of transport infrastructure; and

•	Agriculture – projects that promote improved water and soil management practices and strengthen agriculture infrastructure.

The above examples of Eligible Green Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by ADB during the term of the Notes.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2023.

Recent Developments

On 1 September 2023, Fatima Yasmin assumed the position of Vice-President for Sectors and Themes.

On 1 November 2023, Scott Morris assumed the position of Vice-President for East and Southeast Asia, and the Pacific.

On 4 December 2023, Bhargav Dasgupta assumed the position of Vice-President for Market Solutions.

On 15 January 2024, Yingming Yang assumed the position of Vice-President for South, Central, and West Asia.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ JONATHAN P. GROSVENOR
Name:	JONATHAN P. GROSVENOR
Title:	Assistant Treasurer

APPENDIX

Provisions Relating to U.S. Dollar Payments

The terms referenced below shall have the following specified meanings:

“Calculation Agent” means Standard Chartered Bank.

“Payment Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

“Fixing Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

“Rate Fixing Date” means the relevant Scheduled Rate Fixing Date, subject to Valuation Postponement (determined as set out below under “Fallback Provisions”).

“Scheduled Rate Fixing Date” means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable, as the case may be.  If any Scheduled Rate Fixing Date is an Unscheduled Holiday, the relevant Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the provisions in respect of any Unscheduled Holiday set out below under “Deferral Period for Unscheduled Holiday”.

“Reference Rate” means the rate used on each Rate Fixing Date, which will be the U.S.$/INR spot rate, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two Fixing Business Days, as published by the Financial Benchmarks India Private Ltd (FBIL) on the website (https://www.fbil.org.in/) , and as published on the Refinitiv Screen page USDINRREF=FBIL (or its successor page) at approximately 1:30 p.m. Mumbai time, or as soon thereafter as practicable Mumbai time, on such Rate Fixing Date, subject to the provisions set out below under “Fallback Provisions”.  For the avoidance of doubt and in the event of any mismatch between the rates obtained at https://www.fbil.org.in/ and the Refinitiv Screen Page USDINRREF=FBIL then the rate shown on Refinitiv Screen Page USDINRREF=FBIL shall prevail.  If a Price Source Disruption Event occurs on any Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the provisions set out below under “Fallback Provisions”.

“Unscheduled Holiday” means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Days after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined.

If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or Maturity Date and no further adjustment shall apply to the amount of interest or principal payable.

Fallback Provisions

A “Price Source Disruption Event” shall occur if it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

Applicable Price Source Disruption Event Fallbacks

In the event of a Price Source Disruption Event, the Calculation Agent shall apply the following procedures (each, a “Price  Source  Disruption  Event  Fallback”)  for  the  determination  of  the Reference Rate in respect of the relevant Interest Payment Date, Maturity Date or other date on which an amount in respect of the Notes is due and payable, as the case may be, in the following order, until such Reference Rate can be determined:

1. Valuation Postponement	(as defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(as defined below)
4. Calculation Agent Determination of Reference Rate

“Cumulative Events” has the following meaning: except as provided below, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate.  Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the  Reference Rate shall be determined in accordance with the next Price Source Disruption Event Fallback.

“Valuation Postponement” means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which  will,  subject  to  the  provisions  relating  to  Fallback  Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Event Fallback.

“Maximum Days of Postponement” means 14 calendar days.

“SFEMC INR Indicative Survey Rate (INR02)” means that the Reference Rate for a given Rate Fixing Date will be the INR/U.S.$ specified rate for U.S. dollars, expressed as the amount of Indian rupees per one U.S. dollar, for settlement in two Fixing Business Days, as published on the web site of the Singapore Foreign Exchange Market Committee (“SFEMC”) at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

“SFEMC INR Indicative Survey” means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the INR/U.S.$ markets for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

“Fallback Survey Valuation Postponement” means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of any of (i) a Valuation Postponement for a Price Source Disruption Event, (ii) a Deferral Period for Unscheduled Holiday (determined as set forth below), or (iii) Cumulative Events, then the Reference Rate will be determined in accordance with the next applicable Price Source Disruption Event Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, do not preclude postponement of valuation in accordance with this provision.

Calculation Agent Determination of Reference Rate

In the event that the Reference Rate cannot be determined pursuant to and within the time periods set forth in respect of any other Price Source Disruption Event Fallback described above, then the Reference Rate shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

Deferral Period for Unscheduled Holiday

In the event any Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date in respect thereof has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a “Deferral Period”), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO.: 1586-01-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

INR7,500,000,000 6.72 per cent. Notes due 8 February 2028
payable in United States dollars

(to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024)

19 February 2024

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Client Solutions Division

Standard Chartered Bank (the “Manager”) agrees to purchase from the Asian Development Bank (“ADB”) its INR7,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars (the “Notes”) (to be consolidated and form a single series with the INR12,500,000,000 6.72 per cent. Notes due 8 February 2028 payable in United States dollars issued on 8 February 2024) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020  (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 10:00 a.m., London time, on 21 February 2024 (the “Settlement Date”) at an aggregate purchase price of INR7,502,682,500 payable in United States dollars in the amount of U.S.$90,370,845.71 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference.  In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it.  The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.         ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows:  the issue price of 99.9931 per cent. of the principal amount, plus INR18,200,000 on account of 13 days’ accrued interest on the Notes less a management and underwriting fee of 0.20 per cent. of the principal amount.  For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be INR7,502,682,500 payable in United States dollars in the amount of U.S.$90,370,845.71.

2.          Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.         ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

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4.          In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.          The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.        The Manager represents, warrants and agrees that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Republic of India or to any person located within the territory of the Republic of India, unless to the extent otherwise permitted by the laws or regulations of the Republic of India.

7.          The Manager represents, warrants and agrees that:

(a)          it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b)          it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.          For purposes hereof, the notice details of the Manager are as follows:

Standard Chartered Bank
1 Basinghall Avenue
London EC2V 5DD
United Kingdom
Attention:  Oliver Greer, Capital Markets
Telephone:          +852 3983 8750
Facsimile:          +852 3983 8660
Electronic Mailing Address:  Oliver.Greer@sc.com

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9.          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.  If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement.  Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

STANDARD CHARTERED BANK

By:	/s/ YIM SAU KING DAVID
Name:	YIM SAU KING DAVID
Title:	Managing Director

[Signature continued on following page.]

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ JONATHAN P. GROSVENOR
Name:	JONATHAN P. GROSVENOR
Title:	Assistant Treasurer

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